SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

      (MARK ONE)

            [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1997

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934

                For the transition period from ___________ to ___________.

                        Commission File Number: 000-23113


      A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                       GUARANTY BANCSHARES, INC. EMPLOYEE
                 STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

      B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:


                            GUARANTY BANCSHARES, INC.
                                100 WEST ARKANSAS
                           MOUNT PLEASANT, TEXAS 75455

                            GUARANTY BANCSHARES, INC.
              EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)


                                      INDEX

                                                                     PAGE
                                                                   --------
Independent Auditor's Report                                            1

Statements of Net Assets Available for Plan Benefits
      as of December 31, 1997 and December 31, 1996                   2-3

Statements of Changes in Net Assets Available for Plan Benefits
      For the years ended December 31, 1997 and December 31, 1996     4-5

Notes to Financial Statements
      For the years ended December 31, 1997 and December 31, 1996    6-11

Supplemental Schedule of Assets Held for Investment Purposes           13

Supplemental Schedule of Reportable Transactions                       14

                [ARNOLD, WALKER, ARNOLD & CO., P.C. LETTERHEAD]


                            INDEPENDENT AUDITOR'S REPORT

To the Administrator of the
Guaranty Bancshares, Inc.
Employee Stock Ownership Plan
   with 401 (k) Provisions

We were engaged to audit the accompanying financial statements and supplemental schedules of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan with 401 (k) Provisions (the "Plan") as of December 31, 1997, and 1996, and for the years then ended, as listed in the accompanying index. These financial statements and supplemental schedules are the responsibility of the Plan's management.

As permitted by 29 CFR 2520.103-8 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"), the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 6, which was certified by the Guaranty Bank Trust Department, the asset custodian of the Plan, except for comparing such information with the related information included in the 1997 and 1996 financial statements and supplemental schedules. We have been informed by the plan administrator that the asset custodian holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the asset custodian as of and for the years ended December 31, 1997 and 1996, that the information provided to the plan administrator by the asset custodian is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplemental schedules taken as a whole. The form and content of the information included in the financial statements and supplemental schedules, other than that derived from the information certified by the asset custodian, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ ARNOLD, WALKER, ARNOLD & CO., P.C.
Arnold, Walker, Arnold & Co., P.C.

June 24, 1998

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                                 DECEMBER 31, 1997
                                             ---------------------------------------------------------------------------------------
                                                                  PARTICIPANT                           NON-PARTICIPANT
                                                                   DIRECTED                                DIRECTED
                                             -------------------------------------------------------    ---------------
                                             FIXED INCOME      GROWTH       GROWTH &        STOCK           STOCK
                                                 FUND           FUND      INCOME FUND        FUND            FUND            TOTAL
                                              ----------      --------      --------      ----------      ----------      ----------
ASSETS
  Cash .................................      $  713,685      $333,475      $109,200      $  131,108      $  205,067      $1,492,535
  Certificates of Deposit ..............         320,000        90,000          --              --              --           410,000
  Investments, at Fair Value:
     Guaranty Bancshares, Inc. .........
       Common Stock ....................            --            --            --         1,214,939       1,877,315       3,092,254
     Other Investments .................         480,134        47,062        34,315            --              --           561,511
                                              ----------      --------      --------      ----------      ----------      ----------
           TOTAL INVESTMENTS ...........       1,513,819       470,537       143,515       1,346,047       2,082,382       5,556,300
                                              ----------      --------      --------      ----------      ----------      ----------
  Participant Loans ....................           1,859          --            --              --              --             1,859
                                              ----------      --------      --------      ----------      ----------      ----------
       TOTAL ASSETS ....................       1,515,678       470,537       143,515       1,346,047       2,082,382       5,558,159
                                              ----------      --------      --------      ----------      ----------      ----------

LIABILITIES
     Contributions Held in
       Suspense (Section 415
       IRC) ............................            --            --            --              --             1,967           1,967
     Due to Bank - Excess
       Contributions ...................            --            --            --              --             5,119           5,119
                                              ----------      --------      --------      ----------      ----------      ----------
       TOTAL LIABILITIES ...............            --            --            --              --             7,086           7,086
                                              ----------      --------      --------      ----------      ----------      ----------
NET ASSETS AVAILABLE FOR PLAN
  BENEFITS .............................      $1,515,678      $470,537      $143,515      $1,346,047      $2,075,296      $5,551,073
                                              ==========      ========      ========      ==========      ==========      ==========

The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                                  DECEMBER 31, 1996
                                              --------------------------------------------------------------------------------------
                                                                  PARTICIPANT                           NON-PARTICIPANT
                                                                    DIRECTED                               DIRECTED
                                              ------------------------------------------------------    ---------------
                                                FIXED         GROWTH        GROWTH &        STOCK          STOCK
                                             INCOME FUND       FUND        INCOME FUND       FUND           FUND            TOTAL
                                              ----------      --------      --------      ----------      ----------      ----------
ASSETS
  Cash .................................      $  393,495      $ 59,384      $ 19,118      $   65,963      $  239,342      $  777,302
  Certificates of Deposit ..............         508,502          --           7,274            --              --           515,776
  Investments, at Fair Value;
     Guaranty Bancshares, Inc. Common
       Stock ...........................            --            --            --         1,046,415       1,430,063       2,476,478
     Other Investments .................         808,138       292,197        75,331            --              --         1,175,666
                                              ----------      --------      --------      ----------      ----------      ----------
           TOTAL INVESTMENTS ...........       1,710,135       351,581       101,723       1,112,378       1,669,405       4,945,222
                                              ----------      --------      --------      ----------      ----------      ----------
  Participant Loans ....................           3,143          --            --              --              --             3,143
                                              ----------      --------      --------      ----------      ----------      ----------
       TOTAL ASSETS ....................       1,713,278       351,581       101,723       1,112,378       1,669,405       4,948,365
                                              ----------      --------      --------      ----------      ----------      ----------

LIABILITIES
     Contributions Held in Suspense
       (Section 415 IRC) ...............            --            --            --              --               702             702

     Due to Bank - Excess Contributions             --            --            --              --             2,745           2,745
                                              ----------      --------      --------      ----------      ----------      ----------
       TOTAL LIABILITIES ...............            --            --            --              --             3,447           3,447
                                              ----------      --------      --------      ----------      ----------      ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS .      $1,713,278      $351,581      $101,723      $1,112,378      $1,665,958      $4,944,918
                                              ==========      ========      ========      ==========      ==========      ==========

The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                                   DECEMBER 31, 1997
                                                ------------------------------------------------------------------------------------
                                                                     PARTICIPANT                        NON-PARTICIPANT
                                                                       DIRECTED                             DIRECTED
                                                -----------------------------------------------------  ----------------
                                                   FIXED          GROWTH      GROWTH &       STOCK          STOCK
                                                INCOME FUND        FUND      INCOME FUND     FUND            FUND            TOTAL
                                                -----------     ---------     --------    -----------     -----------     ----------
Additions to Net Assets Attributed to:
  Investment Income
    Net Appreciation (Depreciation)
       in Estimated Fair Value of
       Investments .........................    $    (9,030)    $  53,240     $  8,437    $   192,144     $   255,061     $  499,852
     Realized Gain on Sale of Assets .......         22,752        11,965        2,332           --              --           37,049
     Interest ..............................         71,415         6,027        2,189          3,500           5,492         88,623
     Dividends .............................         16,345         4,987        2,323         30,228          47,280        101,163
                                                -----------     ---------     --------    -----------     -----------     ----------
        TOTAL INVESTMENT INCOME ............        101,482        76,219       15,281        225,872         307,833        726,687
                                                -----------     ---------     --------    -----------     -----------     ----------
  Contributions
     Employee Salary Deferral Contributions          43,206        50,747       26,653         82,607            --          203,213
     Employee Rollover Contributions .......           --            --           --            7,238            --            7,238
     Employer Matching Contributions .......           --            --           --             --           119,818        119,818
     Employer Optional Contributions .......           --            --           --             --           110,033        110,033
                                                -----------     ---------     --------    -----------     -----------     ----------
          TOTAL CONTRIBUTIONS ..............         43,206        50,747       26,653         89,845         229,851        440,302
                                                -----------     ---------     --------    -----------     -----------     ----------
  TOTAL ADDITIONS ..........................        144,688       126,966       41,934        315,717         537,684      1,166,989
                                                -----------     ---------     --------    -----------     -----------     ----------

  Deductions from Net Assets Attributed To:
     Benefits Paid, Including Vested
       Benefits to Former Participants .....        365,680         7,957          142         71,489         115,566        560,834
                                                -----------     ---------     --------    -----------     -----------     ----------
  TOTAL DEDUCTIONS .........................        365,680         7,957          142         71,489         115,566        560,834
                                                -----------     ---------     --------    -----------     -----------     ----------
  NET INCREASE PRIOR TO INTERFUND TRANSFERS        (220,992)      119,009       41,792        244,228         422,118        606,155

  Interfund Transfers ......................         23,392           (53)        --          (10,559)        (12,780)          --
                                                -----------     ---------     --------    -----------     -----------     ----------
  NET INCREASE (DECREASE) ..................       (197,600)      118,956       41,792        233,669         409,338        606,155

  Net Assets Available for Plan Benefits:
      Beginning of Year ....................      1,713,278       351,581      101,723      1,112,378       1,665,958      4,944,918
                                                -----------     ---------     --------    -----------     -----------     ----------
      End of Year ..........................    $ 1,515,678     $ 470,537     $143,515    $ 1,346,047     $ 2,075,296     $5,551,073
                                                ===========     =========     ========    ===========     ===========     ==========

The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1997 AND 1996

                                                                                   DECEMBER 31, 1996
                                               -------------------------------------------------------------------------------------
                                                                        PARTICIPANT                       NON-PARTICIPANT
                                                                         DIRECTED                            DIRECTED
                                                  ------------------------------------------------------  ---------------
                                                     FIXED          GROWTH      GROWTH &        STOCK         STOCK
                                                  INCOME FUND        FUND      INCOME FUND       FUND          FUND          TOTAL
                                                  -----------     ---------     ---------     ----------    ----------    ----------
Additions to Net Assets Attributed to:
  Investment Income
     Net Appreciation (Depreciation)
       in Estimated Fair Value of
       Investments ...........................    $    (8,376)    $  50,013     $   5,479     $  156,413    $  175,256    $  378,785
     Realized Gain (Loss) on Sale
       of Assets .............................           (706)        2,614          --             --            --           1,908
     Long Term Capital Gains .................            220          --              38           --            --             258
     Interest ................................         84,438         1,322           641          1,116         4,115        91,632
     Dividends ...............................         22,393         4,602         2,428         31,778        35,213        96,414
                                                  -----------     ---------     ---------     ----------    ----------    ----------
        TOTAL INVESTMENT INCOME ..............         97,969        58,551         8,586        189,307       214,584       568,997
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  Contributions
     Employee Salary Deferral Contributions ..         58,850        33,995        23,597         88,614          --         205,056
     Employee Rollover Contributions .........           --          33,071           523         41,089          --          74,683
     Employer Matching Contributions .........           --            --            --             --         122,627       122,627
     Employer Optional Contributions .........           --            --            --             --         112,691       112,691
                                                  -----------     ---------     ---------     ----------    ----------    ----------
          TOTAL CONTRIBUTIONS ................         58,850        67,066        24,120        129,703       235,318       515,057
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  TOTAL ADDITIONS ............................        156,819       125,617        32,706        319,010       449,902     1,084,054
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  Deductions from Net Assets Attributed To:
     Benefits Paid, Including Vested
       Benefits to Former Participants .......        138,873         6,722         3,167          4,768        40,242       193,772
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  TOTAL DEDUCTIONS ...........................        138,873         6,722         3,167          4,768        40,242       193,772
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  NET INCREASE PRIOR TO INTERFUND TRANSFERS ..         17,946       118,895        29,539        314,242       409,660       890,282

  Interfund Transfers ........................        (14,846)       (4,785)       (3,781)        16,069         7,343          --
                                                  -----------     ---------     ---------     ----------    ----------    ----------
  NET INCREASE ...............................          3,100       114,110        25,758        330,311       417,003       890,282

  Net Assets Available for Plan Benefits:
      Beginning of Year ......................      1,710,178       237,471        75,965        782,067     1,248,955     4,054,636
                                                  -----------     ---------     ---------     ----------    ----------    ----------
      End of Year ............................    $ 1,713,278     $ 351,581     $ 101,723     $1,112,378    $1,665,958    $4,944,918
                                                  ===========     =========     =========     ==========    ==========    ==========


The accompanying notes are an integral part of these financial statements.

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 1.  PLAN DESCRIPTION

      General

            The Plan is a defined contribution plan covering all employees of Guaranty Bancshares, Inc. and Guaranty Bank, (the "Company") who are employed in a position requiring at least 1000 hours of service during the plan year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code of 1986.

      Contributions

            The Company may make three types of contributions to the Plan: (1) Basic Contributions (discretionary contributions made for all non-highly compensated participants in order to satisfy the nondiscrimination requirements of the Internal Revenue Code), (2) Matching Contributions (Company matches up to a certain percentage of Salary Reduction Contributions made by the participant), and (3) Optional Contributions (additional discretionary contributions made by the Company as determined by the Board of Directors). The employee participant may make Salary Reduction Contributions and eligible Rollover Contributions.

      Suspense account

            During the Plan year 1997 a suspense account was established to meet qualification standards of Section 415 annual additions testing. The amount is being held from allocations to participant's account for allocation in the Plan year 1998. At that time the amount will be allocated to the account prior to annual additions for the Plan year 1998.

      Participant accounts

            Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings and (c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Basic and Optional Contributions is based on a participant's compensation. Company Matching contributions are allocated based on a participant's Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Basic or Optional Contributions. The Optional Account and 75% of the Match Account are subject to vesting provisions.

      Vesting

            Vesting is based on years of service. Vesting commences after three years of credited service, at which time the participant is 20 percent vested. A participant is 100 percent vested after seven years of credited service from the date of employment. Upon death, retirement, or total disability a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and 25% of matching contributions.

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996

NOTE 1.  PLAN DESCRIPTION - (Continued)

      Investment options

            Upon enrollment in the Plan, a participant may direct employee contributions in 25 percent increments in any of four investment options.

                  FIXED INCOME FUND-Funds are invested in bank certificates of deposit, government backed bonds, other low risk fixed income securities, and fixed income mutual funds.

                  GROWTH FUND-Funds are invested in stocks, bonds, mutual funds, and other investments with long term capital growth.

                  GROWTH & INCOME FUND-Funds are invested in fixed income securities, low-risk-high capitalization stocks, mutual funds and other assets of a high conservative nature.

                  STOCK FUND-Funds are invested primarily in Company stock.

      Payment of benefits

            On termination of service, participants may elect to receive their benefits in whole shares of Company stock, cash or a combination of both.

      Forfeited accounts

            Any portion of the final balances in a participant's accounts which is not vested (and does not become a part of their capital accumulation) will become a forfeiture upon the occurrence of a break in service. Forfeitures will be reallocated among the remaining participants of the Plan. At December 31, 1997, there were no forfeitures to be reallocated.

      Plan amendments

            Effective January 1, 1996, the Plan was amended to define the annual compensation or adjusted compensation limit to be $150,000. On July 11, 1997, the Plan was amended to entitle a participant to the vested portion of their Employer Discretionary Matching Contribution in the year of their termination, regardless of whether employment terminates prior to the Anniversary Date. Additionally, a section of the Plan regarding loans was amended to revise the definition of "immediate and heavy financial need." On October 21, 1997, the plan was amended to state that employees will become eligible to participate on the next January 1st or July 1st following the date that he completed one full year of service in which he is credited with at least 1000 hours of service. In addition, if a participant who becomes employed after December 31, 1997 terminates for reasons other than retirement, disability or death, his Capital Accumulation attributable to optional and 100% of matching contributions will be determined on the basis of his nonforfeitable interest. Finally, the distribution of a participant's Capital Accumulation who is not a 5% owner must commence no later than April 1st of the next Plan year following the later of the Plan year in which he attains 70 1/2 or retires. If the participant owns more than 5% of the outstanding stock, the distribution of such participant with respect to the Plan year in which he attains 70 1/2 must commence no later than April 1st of the next Plan year.

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 2.  SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting

            The accompanying financial statements are prepared on the accrual basis of accounting.

      Investments

            The fair value of the Guaranty Bancshares, Inc. common stock was determined by an independent appraiser. The change in the estimated value of the Company's common stock is recorded in the Statement of Changes in Net Assets Available for Plan Benefits. The other investments are recorded at fair value.

            Plan investments were managed by the Guaranty Bank Trust Department ("Guaranty") as asset custodian. The asset custodian invests all contributions, both Company and participant. The plan administrator has received a certification from the asset custodian as to the completeness and accuracy of all investment information, and related activity, included in the basic financial statements and supplemental schedules.

      Employer contributions

            Employer Company contributions are accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

NOTE 3.  PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their respective accounts.

NOTE 4.  INCOME TAX STATUS

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401(a) of the Internal Revenue Code and, therefore, the Plan's trust is not subject to tax under present income tax laws.

NOTE 5.  RELATED PARTY TRANSACTIONS

      Administrative expenses and legal fees are paid by the Company. During 1997 and 1996 the Plan purchased 2,910 shares, and 7,386 shares of Employer Securities at a cost of $168,552 and $307,000 respectively.

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 6.  INFORMATION CERTIFIED BY GUARANTY BANK

      Guaranty Bancshares, Inc., corporate trustee of the Plan, holds the Plan's investment assets and executes transactions therein. Financial information relating to those assets is included in the accompanying financial statements based on information provided by the trustee. That information, which has not been audited by independent accountants, is summarized as follows:


FAIR VALUE OF ACCOUNT AS OF DECEMBER 31,              1997          1996
----------------------------------------           ----------     ----------
Guaranty Bank
      Fixed Income Fund                            $1,515,678     $1,713,278
      Growth Fund                                     470,537        351,581
      Growth & Income Fund                            143,515        101,723
      Stock Fund                                    3,421,343      2,778,336
                                                   ----------     ----------
            Total                                  $5,551,073     $4,944,918
                                                   ==========     ==========



NET INCREASE IN THE ACCOUNT FOR THE YEAR
ENDED DECEMBER 31,                                    1997           1996
----------------------------------------           ----------     ----------
Net unrealized appreciation in assets              $  499,852     $  378,785
Net income received                                   226,835        190,212
Company contribution received during the year         440,302        515,057
Benefits paid directly to participants                560,834        193,772
                                                   ----------     ----------
Net increase                                          606,155        890,282
Beginning total                                     4,944,918      4,054,636
                                                   ----------     ----------
Ending total                                       $5,551,073     $4,944,918
                                                   ==========     ==========

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 7.  INVESTMENTS

      The Plan's investments are held by a bank-administered trust fund. The following tables present the fair values of investments at December 31, 1997 and 1996. Investments that represent 5 percent or more of the Plan's net assets are separately identified. Also presented is the Plan's investments' appreciated values for the years then ended.


                                                            December 31
                                                      ----------------------
                                                         1997        1996
                                                      ----------  ----------
      INVESTMENTS AT FAIR VALUE AS DETERMINED BY
        QUOTED MARKET PRICE

      Common Stocks:
          Guaranty Bancshares, Inc. Common Stock,
            34,432 and 34,082 shares, respectively .  $2,043,884  $1,683,651
          Guaranty Bancshares, Inc. (Control Group)
            Common Stock, 15,923 and 13,363 shares,
              respectively .........................   1,048,370     792,827
          Other ....................................        --       585,682
          Mutual Funds .............................     259,000      52,920
          U.S. Treasury Bonds & Notes ..............      59,963     357,579
          U.S. Government Agency Obligations .......     242,548     179,485
                                                      ----------  ----------
                                                      $3,653,765  $3,652,144
                                                      ==========  ==========

    INVESTMENTS AT ESTIMATED FAIR VALUE

      Money Market:
          Guaranty Bank Premier Money Market, 4.52%   $1,459,618  $  473,730
          Other ....................................      32,917     303,572
      Certificates of Deposit ......................     410,000     515,776
      Participant Loans ............................       1,859       3,143
                                                      ----------  ----------
                                                       1,904,394   1,296,221
                                                      ----------  ----------
      Total Investments ............................  $5,558,159  $4,948,365
                                                      ==========  ==========

      During 1997 and 1996 the Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $533,356 and $380,693, respectively, as follows:

                              NET CHANGE IN FAIR VALUE

                                                     Year Ended December 31
                                                     ----------------------
                                                       1997          1996
                                                     --------      --------
  INVESTMENTS AT FAIR VALUE AS DETERMINED BY
    QUOTED MARKET PRICE

    Common Stocks ..............................     $510,252      $385,757
    Mutual Funds ...............................       11,960         1,833
    U.S. Treasury Bonds & Notes ................       12,246        (8,140)
    U.S. Government Agency Obligations .........       (1,102)        1,243
                                                     --------      --------
    Net Change in Fair Value ...................     $533,356      $380,693
                                                     ========      ========

                            GUARANTY BANCSHARES, INC.
             EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1997 AND 1996


NOTE 8.  SUBSEQUENT EVENTS

      Effective January 1, 1998, Plan administratorship was transferred to Pentegra Services, Inc. (Pentegra). Pentegra was contracted to provide such administrative services as 5500 preparation, performance of Top Heavy and Code Section 415 analysis, processing of all enrollments and transactions, and preparation of quarterly member benefit statements and fund performance summaries. All plan assets were transferred from the Guaranty Bank Trust Department to the custody of The Bank of New York.

                              SUPPLEMENTARY INFORMATION

                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
            LINE 27A-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1997
                          EIN#75-1656431      PLAN #001

            (a)                                     (b)                           (c)            (d)
Identity of issue, borrower,            Description of investment                Cost        Current value
lessor, or similar party                including maturity date, rate
                                        of interest, collateral, par
                                        or maturity value
Guaranty Bancshares, Inc.               50,355 Shares Common Stock            $1,821,944     $3,092,254
GNMA #233424                            Due 10-17, 10%, $14,790 Par               13,098         16,288
GNMA #27054                             Due 9-08, 9%, $15,416 Par                 14,621         16,757
GNMA #59028                             Due 12-12, 12%, $3,916 Par                 4,770          4,491
GNMA #8098                              Due 12-22, Adj. Rate,$111,537 Par        112,285        114,366
FHLMC                                   Due 9-17-01, 7.256%, $90,000 Par          90,858         90,647
US Treasury Note                        Due 2-28-98, 5.125%, $60,000 Par          59,644         59,963
Participant Notes                       8.0-9.75%                                      -          1,859
Guaranty Bank Premier Money Market      Interest bearing checking, 4.5%        1,492,535      1,492,535
Guaranty Bank CD #3669                  Due 1-23-98, 5.5%                         26,000         26,000
Guaranty Bank CD #10497                 Due 8-18-98, 5.9%                        185,000        185,000
Texas Independent Bank CD #1922         Due 3-31-98, 5.75%                       100,000        100,000
First Deposit National Bank CD          Due 1-24-00, 6.45%                        99,000         99,000
Fidelity Growth & Income                Mutual Fund, 1,393 shares                 52,114         53,095
T Rowe Price Equity Income Fund         Mutual Fund, 2,137 shares                 55,374         55,723
Vanguard/Windsor Fund                   Mutual Fund, 394 shares                   10,025         11,270
Vanguard Index 500                      Mutual Fund, 232 shares                   10,841         20,919
T Rowe Price Mid. Cap Growth            Mutual Fund, 482 shares                   12,000         13,778
Franklin Small Cap Growth I             Mutual Fund, 449 shares                    9,000         10,293
Vanguard Specialized Portfolio          Mutual Fund, 84 shares                     5,182          6,066
Putnam Convert Income Growth            Mutual Fund, 2,197 shares                 50,436         46,360
Vanguard Fixed Income GNMA              Mutual Fund, 1,284 shares                 13,387         13,395
Fidelity Spartan High Income            Mutual Fund, 2,157 shares                 27,276         28,100


                            GUARANTY BANCSHARES, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN
                            (WITH 401(k) PROVISIONS)
                  LINE 27D-SCHEDULE OF REPORTABLE TRANSACTIONS
                                DECEMBER 31, 1997
                        EIN#75-1656431      PLAN #001

      (a)                  (b)                 (c)       (d)        (e)         (f)            (g)         (h)            (i)
Identity of party    Description of asset   Purchase   Selling     Lease       Expense       Cost of     Current        Net gain
    involved         (including interest     price      price      rental   incurred with     asset      value of       or (loss)
                     rate and maturity)                                      transaction                 asset on
                                                                                                        transaction
                                                                                                           date

Guaranty             Common Stock          $ 16,667    $  N/A       N/A         N/A         $ 16,667    $ 16,667       $  N/A
Guaranty             Common Stock           151,885       N/A       N/A         N/A          151,885     151,885          N/A
US T-Note/Bills      Bonds                    N/A       457,759     N/A         N/A          444,615     457,759        13,144


                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

May 4, 1999                         GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
                                    OWNERSHIP PLAN (WITH 401(K) PROVISIONS)



                                    /s/ DEVRY W. GARRETT
                                        Devry W. Garrett
                                        Trustee


                                    /s/ RUSSELL L. JONES
                                        Russell L. Jones
                                        Trustee


                                    /s/ WELDON MILLER
                                        Weldon Miller
                                        Trustee


                                    /s/ CLIFTON A. PAYNE
                                        Clifton A. Payne
                                        Trustee


                                    /s/ RICHARD PERRYMAN
                                        Richard Perryman
                                        Trustee


                                    /s/ D. R. ZACHRY
                                        D. R. Zachry
                                        Trustee

                                INDEX TO EXHIBITS



NUMBER                  EXHIBIT
------                  -------
23.1                    Consent of Arnold, Walker, Arnold & Co., P.C.